Exhibit 99.7

Shareholder´s Manual

Extraordinary General Shareholders Meeting

October 31, 2023

Index

MESSAGE FROM THE MANAGEMENT1

GUIDANCE FOR ATTENDANCE2

Date Time and Place2

Who may attend the General Shareholders Meeting2

Quorum for the holding2

How to attend the General Shareholders Meeting2

Documentation required2

1) Digital Platform…………………………………………………………………………………………………………………….2

2) Distance Voting…………………………………………………………………………………………………………………….5

Additional Clarification6

MATTERS TO BE RESOLVED ON7

General Shareholders’ Meeting

Message from the Management

Dear Shareholders,

In order to facilitate and encourage your participation in the Extraordinary General Shareholders’ Meeting of Suzano S.A. (“Suzano” or “Company”), to be held on October 31, 2023, at 10:00 a.m., exclusively in digital form (“EGSM”), we have prepared this Shareholder´s Manual (“Manual”).

This document is in line with the principles and good corporate governance practices adopted by the Company, although the full and attentive reading of the other documents related to the EGSM is not waived, especially the Management Proposal, prepared under the Brazilian Securities and Exchange Commission (“CVM”) rules and the Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and available on Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br).

On behalf of the Company’s Management, we invite the shareholders to attend and express their opinion in the EGSM, which will be held exclusively digitally, under the terms of CVM Resolution No. 81, of March 29, 2022, ("CVM Resolution 81/22"). Notwithstanding the attendance in the EGSM through a digital platform as detailed below in this Manual, the Company also strongly encourages the shareholders to use alternative voting mechanisms, in particular by means of using the Distance Voting Ballot, also further detailed in this Manual.

Suzano reiterates that it embraces its responsibility to continue supplying Brazil and the world with pulp, paper and sanitary papers, essential raw materials or critical items for the hospitals, pharmaceuticals, food, personal care, among others sectors, because Suzano believes that it is only good for the Company if it is good for the world.

Yours Sincerely,

David Feffer Walter Schalka

Chairman of the Board of Directors Chief Executive Officer

Guidance

DATE AND TIME

Tuesday, October 31, 2023, at 10:00 a.m. (GMT-3:00).

WHERE

Exclusively in digital form, under the terms of CVM Resolution 81/22, as hereinafter detailed.

QUORUM FOR THE HOLDING

Installation of the EGSM on first call with the presence of, at least, (i) two thirds (2/3) of the capital stock, in order to resolve on the complementation and consolidation of the Company’s Bylaws; and (ii) one quarter (1/4) of the capital stock, in order to resolve on the remaining items of the agenda.

WHO MAY ATTEND

May attend the EGSM, all the shareholders who holds common registered shares issued by Suzano, on their own behalf or by legal representative or attorneys-in-fact duly appointed under the current legislation and as per the guidance contained in this Manual.

Attendance of Holders of American Depositary Shares (“ADS”)

ADS holders may attend the EGSM, in which they will be represented by The Bank of New York Mellon (“BNY”), as the depositary financial institution, in compliance with the terms and procedures established in the Deposit Agreement entered into with Suzano. BNY shall send the voting cards (proxy) to the holders of ADS so they may exercise their voting rights and be represented in the EGSM through their representative in Brazil.

HOW TO ATTEND

The Company’s shareholders may attend the EGSM in two manners: (i) through a digital platform to be made available by the Company for access on the EGSM day and time as detailed herein below in this Manual; or (ii) through the distance voting, under CVM Resolution 81/22.

DOCUMENTATION REQUIRED

(1)Digital Platform

For the purposes of attendance through a digital platform to be accessed on the EGSM day and time (“Digital Platform”), interested shareholders must express their interest by registering until 10:00 a.m. of October 29, 2023, through electronic register on the link https://qicentral.com.br/m/age-suzano-2023-10, on which the following information must be presented: (i) proof of ownership of Company’s shares issued no more than four (4) business days prior to the date of the EGSM, that is, as of October 25, 2023, by the stock transfer agent or custody agent, (ii) e-mail, telephone and the shareholder, attorney-in-fact or representative identification number, and (iii) the applicable documents below (“Participation Register”):

(a)Individuals: copy of the valid identity document with photo, or, if applicable, valid identity document of the attorney-in-fact and the respective power-of-attorney.

General Shareholders’ Meeting

(b)Legal Person: copy of the valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of articles of incorporation and minutes of election of the manager.

(c)Investment Fund: copy of the valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current bylaws of the fund, bylaws or articles of association of its administrator or manager, as applicable, and minutes of the election of the managers of the administrator or manager.

(d)Attendance by Attorney-in-Fact: The attorney-in-fact shall have been appointed less than one (1) year ago and qualify himself as shareholder or manager of the Company, lawyer enrolled with the Attorneys’ Bar in force or financial institution.

In accordance with Official Letter/Annual – 2023 – CVM/SEP, of February 28, 2023 (“Official Letter”), Shareholders that are legal persons may be represented in the EGSM by their legal representatives or agents duly appointed pursuant to the articles of incorporation of said company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.

Similarly, shareholders that are investment funds, pursuant to the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the EGSM by their legal representatives or agents duly appointed by their administrator or manager, pursuant to their regulations, bylaws or articles of association of their manager or administrator, as applicable.

To facilitate and encourage the participation of the shareholders in the EGSM, formalities for certification of signatures, authentication, notarization, consularization, apostille or sworn translation are exempted in relation to the documents indicated above, being sufficient, in the latter case, their free translation into Portuguese. It should be noted that documents in English and Spanish are exempt even from free translation.

Once the representation documents sent in accordance with the above are found to be in order, information and guidelines for accessing the Digital Platform, will be sent up to one (1) day and, additionally, one (1) hour before the starting time of the EGSM to each shareholder (or the respective attorney-in-fact, as the case may be) that has made the regular Participation Register. Such information and guidance will be forwarded exclusively to the e-mail address informed in the Participation Register, regardless of the e-mail address used by the shareholder (or the respective attorney-in-fact, as the case may be) to send the documents and information for purposes of performing such registration.

In case of need for documentary complementation and/or additional clarifications in relation to the documents sent for the purposes of the Participation Register, the Company will contact the shareholder (or the respective attorney-in-fact, as the case may be) to request such documentary complementation and/or additional clarifications in a timely manner that allows the sending of information and guidelines for access to the Digital Platform within the period referred to above.

General Shareholders’ Meeting

Pursuant to Section 6, Paragraph 3, of CVM Resolution 81/22, the Company clarifies that, in case no interest is expressed by the shareholder (or the respective attorney-in-fact, as the case may be) in participating in the EGSM under the terms established above until 10:00 a.m. of October 29, 2023 or in case requests for documentary complementation and/or additional clarifications referred to in the previous paragraph are not satisfied in order to attest the regularity of shareholder representation, the shareholder participation in the EGSM through the Digital Platform will not be possible.

The Company also highlights that the information and guidelines for accessing the Digital Platform are unique and non-transferable, being the shareholder (or the respective attorney-in-fact, as the case may be) fully responsible for the possession and confidentiality of the information and guidelines transmitted by the Company under the terms of this Manual.

The Company also requests that, on the day of the EGSM, the qualified shareholders access the Digital Platform at least 30 minutes before the scheduled start time, in order to allow the validation of access and participation of all shareholders that will use it. Access to the EGSM will not be allowed after it starts.

In anticipation of the access information, which shall be sent via e-mail to duly registered shareholders, as described above, the Company notes that the access to the Digital Platform may occur by means of videoconference (in which the participant may watch the meeting and speak, with video and voice transmissions) and of audioconference (in which the participant may only listen to the meeting and speak, with voice transmission).

In order to access the Digital Platform, a device with a camera and audio capabilities that can be enabled is required. It is recommended that shareholders have the Zoom platform installed on their device and ensure that the installed version is up-to-date. In the event of any access difficulties, the shareholder must contact +55 (21) 3177-5599 to request support.

Finally, the Company clarifies that it is not and will not be responsible for any operational or connection issues of the shareholders, as well as for any other issues external to the Company that may difficult or prevent the shareholder to participate in the EGSM through the Digital Platform.

(2)Distance Voting

Pursuant to Sections 26 et. seq. of CVM Resolution No. 81/22, the Company’s shareholders may also exercise the vote in the EGSM through the distance voting, to be formalized in an electronic document named “Distance Voting Ballot” (“DVB”), available at the Company’s website (www.suzano.com.br/ri) in the area of Documents delivered to CVM – 2022 Meetings, and, also, at CVM’s website (www.cvm.gov.br) and B3’s website (http://www.b3.com.br).

The distance voting, by means of the DVB, may be exercised in three ways:

(i)	by transmitting the instructions on how to fill in the DVB for the respective shareholders’ custodians, if the shares are deposited in a central securities depository;

(ii)	by transmitting the instructions on how to fill in the DVB to the financial institution engaged by the Company to provide the securities bookkeeping services, if the shares are not deposited in a central securities depository; or

General Shareholders’ Meeting

(iii)	by transmitting the duly filled-in DVB directly to the Company and sent through: (a) the link https://qicentral.com.br/m/age-suzano-2023-10, or (b) postal mail to the Company's headquarters, located in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752 - 10 Floor, Suites 1009, 1010 and 1011, Pituba district and ZIP Code 41810-012.

The voting instructions shall be received by the custodian agent, the stock transfer agent or the Company up to seven (7) days before the date of the EGSM, that is, until October 24, 2023 (including such date), unless a different term is established by the respective custodian agents or the stock transfer agent. In case of direct delivery to the Company (even by e-mail), the DVB duly initialed and signed shall be accompanied of the other documents indicated in item (1) above, including, without limitation, proof of the ownership of Company’s shares, being the DVB and such documents also exempt from the formalities for certification of signatures, authentication, notarization, consularization, apostille or sworn translation, being sufficient, in the latter case, their free translation into Portuguese. It should be noted that documents in English and Spanish are exempt even from free translation.

After the term for the distance voting, that is October 24, 2023 (including such date), unless a different term is established by the respective custodian agents or the stock transfer agent, the shareholders may not change the voting instructions sent, except at the EGSM itself by means of participation through the Digital Platform, when they may specifically request to disregard the voting instructions sent by DVB, before the respective matter is submitted to voting.

ADDITIONAL CLARIFICATIONS

Shareholder Registration

In the event of access difficulties when registering via the links provided above for participation in the EGSM, Suzano is available for clarification at the email addresses societario@suzano.com.br and ri@suzano.com.br.

Voting Rights

Each common share issued by the Company entitles to one vote on the resolutions of the EGSM’s agenda.

TALK TO IR

For further information, the Investor Relations Board of Executive Officer of Suzano is at your disposal to any additional clarification through the telephone number (+55 11) 3503-9330 or by e-mail ri@suzano.com.br.

* * *

General Shareholders’ Meeting

Matters to be resolved on

Under the terms of the Call Notice published in the newspapers “Correio da Bahia” and “O Estado de São Paulo”, and available on the Company's website (www.suzano.com.br/ri), in the area Documents delivered to CVM – 2023 Meetings, and further on CVM’s website (www.cvm.gov.br) and B3´s website (http://www.b3.com.br), the EGSM agenda will be comprised by the subjects indicated below:

(1)	Approval of the Protocol and Justification of the Merger, by the Company, of MMC Brasil Indústria e Comércio Ltda., limited liability company, enrolled with CNPJ/MF under No. 48.573.767/0001-36, registered with the Commercial Registry of the State of São Paulo under NIRE 35.260.224.561, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1335, 10th floor, Jardim Paulistano, ZIP Code 01452-919 (“MMC”, “Merger” and “Merger Agreement”);

(2)	Ratification of the appointment and engagement of the specialized company Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (“Appraiser”) for purposes of determining MMC’s net equity, pursuant to the law;

(3)	Approval of the appraisal report of MMC’s net equity, at book value, prepared by the Appraiser, in compliance with accounting and legal standards, criteria and requirements (“Appraisal Report”);

(4)	Approval of the Merger;

(5)	Approval of the amendment to Article 4 of the Company’s Bylaws to complement the Company’s corporate purpose in order to (i) in clause “a”, encompass activities currently carried out by MMC and complement the description of the other activities and products indicated therein, including explicit mention of “accessory products or those sold together, including, but not limited to, stationery products, cleaning products, and other sanitary and personal hygiene products and their respective accessories”; (ii) complement the description of the activities in clause “b” to include reference to the “conservation of native forest”; and (iii) complement the description in clause “c” to explicitly refer to the activities of “reselling and/or promoting, including electronically, goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce for trading goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or of brands licensed by or to the Company and/or its subsidiaries”;

(6)	Approval of the consolidation of the Company’s Bylaws;

(7)	To authorize the Company’s management to perform all necessary actions in order to effectively carry out and implement the resolutions approved, pursuant to applicable law.

General Shareholders’ Meeting